VIRALYTICS LTD
ONCOLYTIC VIRUSES

12 June 2008

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Attention: Mr. Elliot Staffin

Re: Viralytics Limited
12g3-2(b) Information
File No. 82-34945

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and
- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9499 3200.

Bryan Dulhunty
Executive Chairman

Viralytics Ltd ABN 12 010 657 351
www.viralytics.com
t +61 2 9499 3200 f +61 2 9499 3300
PO Box 1045 Pymble Business Centre Pymble NSW 2073
8/33 Ryde Road Pymble NSW 2073
Australia

VIRALYTICS LTD

ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

ASX Announcement

12 June 2009

VIRALYTICS RAISES US$6.0 MILLION VIA CONVERTIBLE NOTE FACILITY

Viralytics Limited (ASX:VLA, OTC: VRACY) is pleased to announce the signing of a convertible note facility with La Jolla Cove Investors, Inc. to provide up to US$6 million in funding.

La Jolla Cove Investors, Inc is a California (US) based private investment company that invests in small to mid sized market capitalised publicly traded companies.

Mr Bryan Dulhunty, Managing Director, said "This agreement secures a valuable source of funds to support the company through a vital stage of its development. We now have the cash required to complete our phase I trials and conduct a commercially driven phase II clinical program."

Viralytics is Australia's only listed Company working in the internationally recognised field of Virotherapy, the treatment of cancer with viruses that attack cancer cells. The Company's lead product, CAVATAK™, is well advanced in three concurrent Phase I clinical trials around Australia. Results to date are encouraging and meaningful patient data on the action of CAVATAK™ on human solid tumours is being accumulated. A US based specialised virus manufacturer has been appointed to produce CAVATAK™ under cGMP conditions in preparation for Phase II efficacy study trials expected to commence next year.

Viriathus Capital LLC, New York acted as the exclusive placement agent for the transaction.

Investment highlights

This facility:

1 is anticipated to provide medium term funding for the Company's clinical development of CAVATAK™ and related virotherapy activities;

2 is in addition to funds which may be received under the current Options Rights Issue Prospectus (as amended by the Supplementary Prospectus dated 1 June 2009) which is currently being finalised (and placement of any shortfall Options);

3 strengthens the Company's US networks and involvement that will provide additional strategic and commercialisation potential for Viralytics Limited.

Key terms

The key terms of the convertible note facility are as follows:

1 The facility comprises up to four (4) US$1.5million convertible notes, each with a duration of 2 years from the first drawdown of the relevant convertible note;

2 Funds may be drawdown by VLA on the basis of US$250,000 per month.

3 The notes bear interest payable to the holder at an interest rate of 4.75% (calculated on the outstanding principal amount).

4 The notes must be repaid upon maturity unless converted to ordinary shares within the terms of the notes. The notes can be converted at the election of the holder (or upon default triggers) at the lesser of AU$0.50 per share or an 18% discount to the value weighted average price calculated at conversion.

5 The level of funding potentially available is subject to ongoing compliance with applicable terms and conditions.

6 In accordance with ASX Listing Rule 7.1, funding up to a limit equivalent to approximately 15% of the capital of the Company will commence immediately. The balance of funding is conditional upon shareholder approval. A shareholders meeting will be held with 80 days to provide approval of the full note facility and an acquisition by La Jolla Cove Investors, Inc. in accordance with s611 item 7 of the Corporations Act, for which purpose an Independent Expert's Report will be obtained by VLA and which shall accompany the notice of general meeting to be dispatched to shareholders.

Investment risks

As noted in the Supplementary Prospectus, there is a risk that the terms of such funding may be dilutionary to other shareholders. The level of funding potentially available is subject to ongoing compliance with applicable terms and conditions. There is no guarantee that the Company will be able to satisfy the applicable terms and conditions at the time of drawdown of the relevant convertible notes and new or additional funds may be required by the Company in the future.

Enquiries

Bryan Dulhunty
Managing Director
Viralytics Ltd
T: 02 9499 3200
M: 0433 217 876
E: bryan.dulhunty@viralytics.com

Further information regarding the Company is available on our website: www.viralytics.com

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About Viralytics Ltd

Viralytics is listed on the Australian Securities Exchange (ASX code: VLA). Viralytics' ADR trades under VRACY on the OTC market in the USA. Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

Viralytics Limited ACN 010 657 351

Supplementary Prospectus

This is a supplementary prospectus ('**Supplementary Prospectus**') dated 1 June 2009 intended to be read with the Prospectus dated 22 April 2009 ('**Prospectus**') relating to the offer of approximately 302,138,460 New Options in Viralytics Limited ACN 010 657 351 ('**VLA**' or '**Company**'). This Supplementary Prospectus was lodged with ASIC on 1 June 2009. ASIC takes no responsibility for the contents of this Supplementary Prospectus. Terms used in this Supplementary Prospectus have the same meaning as those used in the Prospectus. The information below is to supplement and amend the information presently contained in the Prospectus namely:

New Material Circumstances

On 1 June VLA announced the following details to ASX:

'US$6 million convertible note funding offer

VLA is in receipt of a 2 year US$6 million convertible note funding offer. This offer has been made by a third party unrelated to the Company.

The offer terms remain confidential and are incomplete, subject to negotiations. Based upon continuing discussions with the offeror of the funding, the Directors do however currently anticipate negotiations may be concluded on or before Friday, 5 June 2009.

Full details of the convertible note will be disclosed on completion of these negotiations. The level of funding potentially available, subject to ongoing compliance with applicable terms and conditions, may significantly enhance VLA's research and development activities.'

VLA is a disclosing entity and pursuant to s713(3) of the Corporations Act 2001 (Cth), VLA is subject to regular reporting and disclosure obligations and copies of documents lodged with ASIC in relation to VLA may be obtained from, or inspected at, an ASIC office. Pursuant to s713(4) of the Corporations Act 2001 (Cth), a person has a right to obtain a copy of the relevant ASX announcement 'Supplementary Prospectus due to US$6 million convertible note funding offer being received'. A copy of the document will be given free of charge to any person who asks for it.

Options Rights Issue

VLA has assessed receipt of this offer as a material change in circumstances, resulting in the following key changes to the Rights Issue:

1 The Issue Price remains 1 cent per Option, but the exercise price for each Option has been amended to 3 cents per Option;

2 The Offer will not be subject to a 'minimum subscription amount';

3 Applicants shall be entitled to receive a copy of this Supplementary Prospectus and shall have one month to withdraw their Application and be repaid their Application Money should they elect to do so.

4 Quotation of the Options on ASX will be deferred pending issue and allotment upon completion of that period.

Accordingly, the Prospectus shall be amended as follows:

Section 1.16, Allotment and Application Money on trust

Section 1.16 is deleted and replaced with the following:

'New Options are expected to be issued and holding statements will be dispatched, (subject to any timetable changes), on or about 2 July to allottees at the address appearing in the Register or such other address as may be advised by the allottee. All Application Monies received before the New Options are issued will be held by Viralytics on trust in an account established solely for the purpose of depositing Application Monies received. The Company will be entitled to all interest paid or accrued on Application Monies. After the New Options are issued to successful Applicants, the Application Monies held on trust will be payable to Viralytics.'

Any like references are amended correspondingly.

Minimum Subscription

References to a minimum subscription throughout the Prospectus shall be deleted, including:

- Letter from Managing Director, pg 4
- section 1.9, pg 8
- section 1.16, pg 9
- section 1.21, pg 10
- section 3.2, pg 15
- section 3.4, pg 16
- section 3.5, pg 18
- section 3.6, pg 19
- section 11, pg 36

Section 1.21 is deleted and replaced by the following section:

'Return of Application Money

In accordance with section 724(2)(b), because the Company has become aware of a new circumstance that have arisen since the Prospectus was lodged, which would have been required by section 713 to be included in the Prospectus if it had arisen before the Prospectus was lodged and is materially adverse from the point of view of an investor, given the dilutive effect the Notes may have on each Shareholder's holding in the Company, the Company gives each Applicant, who has subscribed under the Offer up to the date of this Supplementary Prospectus:

(a) a copy of this Supplementary Prospectus which changes the terms of the offer; and

(b) one month to withdraw their application and on an election to do so, each relevant Applicant will be repaid their Application Money in full,

noting that interest on Application Money is not payable by the Company.'

Section 3.2 is deleted and replaced by the following section:

3.2 Use of proceeds

No minimum raising has been set under this offer, as the Company expects that during the life of the offer, the Company will have entered into a convertible note agreement potentially providing access to $US 6 million over 2 years.

Viralytics Limited's cash and receivables as at the date of this Prospectus are approximately $381,000. At the date of this prospectus the Company has no interest bearing debt or borrowings.

Further details in relation to Viralytics' cash position are contained in the Appendix 4C Quarterly Report to the period ended 31 March 2009 and announced to ASX on 29 April 2009. Viralytics' total cash at the end of the quarter to 31 March 2009 was $976,000.

The following table illustrates the effect of a $3m capital raising (being the maximum which may be raised under this Prospectus if all New Options are subscribed for), together with the intended application of funds in each scenario (which are detailed further below the table).

	$3 million fully subscribed offer
▪ Clinical trials and research program	$1.3 million
▪ Phase II pre- clinical work	$0.4 million
▪ Intellectual Property costs	$0.1 million
▪ Staff and consultants	$0.8 million
▪ Corporate Overheads	$0.3 million
▪ Costs of the Offer	$0.1 million
Total:	$3.0 million

The actual use of funds may vary subject to the circumstances of the Company, progress of trials, any collaborative opportunities, as well as review of strategic objectives during the period.

The Company may also receive additional funding under a $US Convertible Note facility that is being negotiated at the date of this Supplementary Prospectus. The Company may also receive Additional Funding upon the exercise of any New Options to acquire Shares. There is no guarantee that the New Options will be exercised prior to their expiry at 5.00pm on 29 June 2010, or the time which the New Options may be exercised throughout this period. Any funds received upon exercise of the New Options will also be applied to funding continued development and clinical trials of CAVATAK™ and related virotherapy activities.

In addition to the funds raised under the Offer, Viralytics potentially has access to a range of sources to meet its anticipated expenditure, including existing cash at bank and equity funding options available to it as an ASX listed entity.

The Company anticipates that as a result of funds received under this offer and access to funds from the offered Convertible Note facility, it will have sufficient cash to fund its operations until at least June 2010,

Sections 3.4, 3.5 and 3.6 are amended by deleting references to the minimum subscription amount and $1 million (minimum) capital raising, including the details in the Pro Forma Balance Sheets (pages 17 and 18) and Effect on capital structure (page 19).

Section 4.2 'Risk factors' is amended by adding:

Convertible Notes Funding

VLA is in receipt of an offer concerning convertible note funding of up to US$6 million. There is a risk that the terms of such funding may be dilutionary to other shareholders. The level of funding potentially available is likely to be subject to ongoing compliance with applicable terms and conditions. There is no guarantee that the Company will be able to satisfy the applicable terms and conditions at the time of drawdown of the relevant convertible notes and new or additional funds may be required by the Company in the future.

Section 11 Definitions

The definition of 'Exercise Price' under section 11 of the Prospectus is replaced with the following, '3 cents per New Option to acquire a Share.' Consequently, all references to Exercise Price throughout the Prospectus are deemed to read '3 cents' rather than '4 cents'.

Additionally, all references to the further amount which may be raised by 29 June 2010 if all New Options are exercised at the Exercise Price to acquire Shares is changed from 'approximately $12.1 million' to 'approximately $9.1 million'.

Applications and timetable

The Prospectus timetable has been altered as Applicants will have one month to withdraw their Applications and be repaid their Application Money as noted above. Accordingly, New Options are expected to be issued and holding statements will be dispatched only upon expiration of that period. Subject to any timetable changes in consultation with and announced to ASX, dispatch is expected to occur on or about 2 July 2009.

Securities will not be quoted on a deferred settlement basis.

For avoidance of doubt, the Expiry Date for the options will remain 29 June 2010.

Consequently, all corresponding dates in the Prospectus are deemed to be amended to reflect this revised timetable.

Consents

Each of the Directors consents to the issue and lodgement of this Supplementary Prospectus. None of the Directors have withdrawn their respective consents before this Supplementary Prospectus was lodged with ASIC.

Mr Bryan Dulhunty
Managing Director

Dated 1 June 2009

VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

ASX Announcement

Supplementary Prospectus issued due to US$6 million convertible note funding offer received

1 June 2009, Sydney: Viralytics Limited (VLA) is pleased to announce the following developments in relation to its funding initiatives:

US$6 million convertible note funding offer

VLA is in receipt of a 2 year US$6 million convertible note funding offer. This offer has been made by a third party unrelated to the Company.

The offer terms remain confidential and are incomplete, subject to negotiations. Based upon continuing discussions with the offeror of the funding, the Directors do however currently anticipate negotiations may be concluded on or before Friday, 5 June 2009.

Full details of the convertible note will be disclosed on completion of these negotiations. The level of funding potentially available, subject to ongoing compliance with applicable terms and conditions, may significantly enhance VLA's research and development activities.

Supplementary VLA Options Rights Issue Prospectus

The current Rights Issue prospectus is due to close today 1 June 2009. However, due to the potentially material nature of the convertible note funding offer being considered, VLA believes it is appropriate that the Company issue a supplementary prospectus allowing shareholders the opportunity and time to review the offer, the effects it will have on the Company and shareholders decision to participate in the options rights issue.

The Company under the supplementary prospectus will:

- reduce the exercise price of the option from 4 cents to 3 cents; and
- remove the current minimum subscription level of $1m.

Enquiries

Bryan Dulhunty
Managing Director
Viralytics Ltd
T: 02 9499 3200
M: 0433 217 876
E: bryan.dulhunty@viralytics.com

Further information regarding the Company is available on our website: www.viralytics.com

About Viralytics Ltd

Viralytics is listed on the Australian Securities Exchange (ASX code: VLA). Viralytics' ADR trades under VRACY on the OTC market in the USA. Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.